UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CRESCENT FINANCIAL CORPORATION
CRESCENT FINANCIAL BANCSHARES, INC.
(Name of Subject Company (Issuer))

CRESCENT FINANCIAL BANCSHARES, INC.
 (Names of Persons Filing Statement)

Crescent Financial Corporation Common Stock, par value $1.00 per share

Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share
(Title of Class of Securities)

Crescent Financial Corporation Common Stock:  225744101

Crescent Financial Bancshares, Inc. Common Stock:  225743103
(CUSIP Number of Class of Securities)

Copies to:

Scott Custer Chief Executive Officer Crescent Financial Bancshares, Inc. 1005 High House Road Cary, North Carolina 27513 (919) 460-7770	Anthony Gaeta, Jr., Esq. Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 700 Spring Forest Road, Suite 335 Raleigh, North Carolina 27609 (919) 845-2558

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) filed by Crescent Financial Bancshares, Inc. (“Crescent DE”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (“SEC”) on November 8, 2011, by Crescent Financial Corporation, a North Carolina corporation and predecessor of Crescent DE (“Crescent NC”), as amended by Amendment No. 1 thereto filed on November 17, 2011 by Crescent DE  (the “Schedule 14D-9”) in connection with the tender offer by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”), as disclosed in a Tender Offer Statement on Schedule TO filed by Piedmont with the SEC on November 8, 2011, as amended by Amendment No. 1 thereto filed on November 16, 2011 and Amendment No. 2 thereto filed on November 18, 2011 (as amended, the “Schedule TO”), to purchase up to 6,442,105 shares of Crescent DE common stock at a purchase price of $4.75 net per share in cash, without interest and less applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Purchaser, Crescent NC and Crescent State Bank (the “Investment Agreement”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 14D-9.

Items 1 through 8.

Items 1 through 8 of the Schedule 14A-9 are hereby amended and supplemented by adding hereto the following:

On November 18, 2011, in accordance with the terms and conditions of the Investment Agreement, Piedmont completed the purchase of 18,750,000 newly issued shares of Crescent DE common stock, par value $0.001 per share (the “Investment”).

On November 18, 2011, Piedmont and Crescent DE issued a joint press release announcing the closing of the Investment, as described above, a copy of which is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

On November 18, 2011, in accordance with the requirements of the Investment Agreement, Crescent DE entered into a registration rights agreement (the "Registration Rights Agreement") with Piedmont, whereby Crescent DE agreed to file registration statements with the SEC at Piedmont’s request, subject to certain limits. The Registration Rights Agreement also entitles Piedmont to participate in underwritten offerings as a selling security holder, subject to certain limits.

Item 9.                      Exhibits

The following Exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description

(a)(5)(D)
Joint Press Release issued by Crescent DE and Piedmont, dated November 18, 2011 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO/A filed by Piedmont with the SEC on November 18, 2011)

(e)(34)
Registration Rights Agreement by and between Crescent DE and Piedmont dated November 18, 2011 (incorporated by reference to Exhibit (d)(14) to the Schedule TO/A filed by Piedmont with the SEC on November 18, 2011)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CRESCENT FINANCIAL BANCSHARES, INC.

By:	/s/ Scott Custer
Name:	Scott Custer
Title:	Chief Executive Officer

Dated: November 18, 2011

Exhibit Index

Exhibit No.	Description

(a)(5)(D)	Joint Press Release issued by Crescent and Piedmont, dated November 18, 2011 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO/A filed by Piedmont with the SEC on November 18, 2011)
(e)(34)
Registration Rights Agreement by and between Crescent DE and Piedmont dated November 18, 2011 (incorporated by reference to Exhibit (d)(14) to the Schedule TO/A filed by Piedmont with the SEC on November 18, 2011)